

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2025

Bob Wu
Chief Financial Officer
Australian Oilseeds Holdings Ltd
126 - 142 Cowcumbla Street, Cootamundra
Site 2: 52 Fuller Drive Cootamundra

> **Re: Australian Oilseeds Holdings Ltd**
> **Form 10-K for the Fiscal Year Ended June 30, 2024**
> **File No. 001-41986**

Dear Bob Wu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2024

Item 9A. Controls and Procedures, page 52

1. Please amend your filing to disclose management's conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Andrew Blume at 202-551-3254 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing